# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Heidmar Maritime Holdings Corp., CIK 0002029471
CUSIP: Y3130D101
Title of class of securities: Common Shares, par value $0.001 per share
Address of issuer's principal executive offices: 89 Akti Miaouli, Piraeus, Greece (J3), 18538
Date of event which requires filing of this statement: 02/19/2025
Filed by CIK 0002058237
Persons authorized to receive notices and communications: Foteini-Eleni Kokoretsi, 3 Iassonos Street, Piraeus, Greece (J3), 18537, 30 210 458 4900; Steven J. Hollander, Esq., 120 West 45th Street, 20th floor, New York, New York (NY), 10036, 1 212 922 2200

## Reporting persons
- Miltiadis Marinakis: type of reporting person: individual (IN); citizenship or place of organization: Greece (J3); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 26,238,379; sole dispositive power 0; shared dispositive power 26,238,379; aggregate amount beneficially owned 26,238,379 (45.9% of the class)
  Comment: *These common shares are owned directly by Maistros Shipinvest Corp. The reported number of shares beneficially owned by the Reporting Person excludes shares that the Reporting Person may be deemed to beneficially own due to its membership in a group but does not directly own. See Item 5(a).
  
  **Percentage of class is based on 57,102,585 common shares outstanding as of February 19, 2025, as indicated to the Reporting Persons by the Issuer.
- Maistros Shipinvest Corp. (CIK 0002058237): type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 26,238,379; sole dispositive power 0; shared dispositive power 26,238,379; aggregate amount beneficially owned 26,238,379 (45.9% of the class)
  Comment: * The reported number of shares beneficially owned by the Reporting Person excludes shares that the Reporting Person may be deemed to beneficially own due to its membership in a group but does not directly own. See Item 5(a). The number of common shares listed above represents the number of common shares directly held by Maistros Shipinvest Corp.
  
  **Percentage of class is based on 57,102,585 common shares outstanding as of February 19, 2025, as indicated to the Reporting Persons by the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value $0.001 per share
Name of issuer: Heidmar Maritime Holdings Corp.
Address of issuer's principal executive offices: 89 Akti Miaouli, Piraeus, Greece (J3), 18538

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is jointly filed by Miltiadis Marinakis ("Mr. Marinakis"), and Maistros Shipinvest Corp. ("Maistros" and together with Mr. Marinakis, the "Reporting Persons").

The Sole Director, President, Secretary and Treasurer of Maistros is Foteini-Eleni Kokoretsi (the "Principal").
Residence or business address: The business address for the each of the Reporting Persons and the Principal is 3, Iassonos Street, 18537 Piraeus, Greece.
Present principal occupation or employment: The information set forth in Item 2(a) and Item 2(b) above is hereby incorporated herein by reference. Mr. Marinakis holds and oversees certain shipping interests. The principal business of Maistros is to act as a shipping holding company.
Criminal convictions in the last five years: The Reporting Persons, and, to the best of its knowledge, the Principal, have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Persons, and, to the best of its knowledge, the Principal, have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The information set forth in Item 2(a) above is hereby incorporated herein by reference. Mr. Marinakis is a Greek citizen. Maistros is a Marshall Islands corporation. The Principal is Greek citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Common Shares were acquired by Maistros on February 19, 2025 pursuant to a Business Combination Agreement dated June 18, 2024 (as amended, the "Business Combination Agreement") by and among MGO Global Inc. ("MGO"), the Issuer, Heidmar Inc. ("HMI"), HMR Merger Sub Inc. ("Merger Sub"), Rhea and Maistros in a transaction set forth as follows: (1) Merger Sub, which was directly wholly owned by the Issuer, merged with and into MGO, as a result of which (i) the separate corporate existence of Merger Sub ceased and MGO continued as the surviving entity and a wholly owned direct subsidiary of the Issuer and (ii) each issued and outstanding share of MGO was no longer outstanding and was automatically cancelled, in exchange for the right of the holders of MGO to receive a certain number of Common Shares, and (2) the shareholders of HMI, including Maistros, transferred all of the outstanding shares of HMI to the Issuer, the consideration for which was the issuance of Common Shares, including those issued to Maistros. Maistros transferred 47,904 shares of HMI and received all 26,238,379 Common Shares of the Issuer in return as the consideration for transferring its shares in HMI.

Prior to the consummation of the transactions set forth above, the articles of incorporation and bylaws of the Issuer were amended. All of the transactions described in this Item 3 are collectively called the "Business Combination." The Business Combination was consummated on February 19, 2025.

Pursuant to the Business Combination Agreement, the Issuer will also issue to Maistros an additional 2,537,531 Shares (the "Earnout Shares") if the Issuer achieves any one of the following financial milestones during the 12 months ending December 31, 2025: (i) revenue that is equal to or more than $45.0 million, (ii) earnings before interest, taxes, depreciation and amortization, or EBITDA, equal to or more than $30.0 million, or (iii) net income equal to or more than $25.0 million, with each measure calculated using certain adjustments.

The foregoing description of the Business Combination Agreement is not complete and is qualified in its entirety to the full text of the Business Combination Agreement, a copy of which is filed as exhibits hereto.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 and Item 5 is hereby incorporated herein by reference.

Shareholders Agreement

Maistros, Rhea Marine Ltd. ("Rhea" and together with Maistros, the "Shareholders"), and the Issuer entered into that certain Shareholders Agreement dated February 19, 2025 (the "Shareholders Agreement"). The Shareholders Agreement and the Issuer's Amended and Restated Articles of Incorporation, provide that Maistros shall designate and nominate four of the seven nominees to the Issuer's board of directors (the "Board") (and any replacements thereto) until Maistros ceases to own at least 15% of the Issuer's issued and outstanding voting stock (the "Expiration Date"), and therefore may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Pursuant to the Shareholders Agreement and the Issuer's Amended and Restated Articles of Incorporation, until the Rhea ceases to own 15% of the Issuer's issued and outstanding voting stock, Rhea shall designate and nominate three nominees to the Board (and any replacements thereto).

The Shareholders Agreement contains a provision whereby, in connection with any annual or special meeting of shareholders of the Issuer at which (or in connection with any written consent pursuant to which) directors nominated by either Shareholder are to be voted upon for election, the Shareholders shall (even after the Expiration Date with respect to a Shareholder), and shall cause each of their respective controlled Affiliates (as defined therein) (i) unless otherwise agreed by all Shareholders, cause all of the voting shares beneficially owned by them to be present or represented by proxy at all such shareholder meetings for purposes of establishing a quorum and (ii) vote all such voting shares of in favor of any director nominee or director selected in accordance with the Shareholders Agreement by either Shareholder and against the removal of any director nominee or director selected in accordance with the Shareholders Agreement by either Shareholder (unless the removal of any director nominee or director was requested by the Shareholder that so nominated such director nominee or Shareholder-designated director, in which case all Shareholders shall and shall cause each of their respective controlled Affiliates to vote all voting shares of in favor of such removal). A majority of the individuals that each of Rhea and Maistros designate and nominate for appointment or election to the Board shall be non-U.S. persons to the extent the Board determines it is necessary in order to preserve the Issuer's status as a Foreign Private Issuer (as defined in Rule 405 of the Securities Act of 1933, as amended), and each of Maistros and Rhea shall nominate half of the Issuer's independent directors. Notwithstanding the foregoing, the nominating committee of the Board may reject any proposed director nominee if it determines that the proposed nominee would not qualify under any applicable law, rule or regulation to serve as a director or that the election or appointment of the proposed nominee would result in the loss of the Issuer's status as a Foreign Private Issuer. In that case, the relevant Shareholder may thereafter propose an alternative director nominee.

The Shareholders Agreement provides that if a Shareholder or its affiliate proposes to sell or transfer 3% or more of outstanding Common Shares to an unaffiliated third party, then the other Shareholder (so long as it and its affiliates own 10% of the outstanding common shares of the Issuer) shall have tag-along rights in such sale, subject to certain exceptions.

The Shareholders Agreement shall remain in effect until terminated (i) by the mutual written agreement of the Issuer and the Shareholders, and (ii) with respect to a particular Shareholder when it, together with its affiliates, no longer beneficially owns any voting stock of the Issuer (but shall not be automatically terminated with respect to the other Shareholder). Notwithstanding termination of the Shareholders Agreement, certain provisions shall survive as set forth therein.

The foregoing description of the Shareholders Agreement is not complete and is qualified in its entirety to the full text of the Shareholders Agreement, a copy of which is filed as an exhibit hereto.

Registration Rights Agreement

The Issuer, Maistros and Rhea entered into a Registration Rights Agreement (the "Registration Rights Agreement") on February 19, 2025 pursuant to which the Issuer granted Maistros and Rhea and their affiliates the right, under certain circumstances and subject to certain restrictions, to require the Issuer to register for resale under the Securities Act of 1933, the Common Shares held by them and certain other equity securities. Under the Registration Rights Agreement, these persons have the right, once the Issuer becomes eligible to file a registration statement on Form F-3 or Form S-3, to cause the Issuer to file a "shelf" registration statements permitting resales of these securities on a delayed or continuing basis. Maistros and Rhea have the right to demand that the Issuer conduct an underwritten offering or "shelf takedown" under these registration statements, subject to certain conditions. In addition, these persons will have the ability to exercise certain piggyback registration rights in connection with registered offerings requested by other shareholders or initiated by the Issuer, subject to certain requirements and customary conditions. The Registration Rights Agreement also provides that the Issuer will pay certain expenses relating to the registrations and indemnify Maistros and Rhea against certain liabilities. The foregoing description of the Registration Rights Agreement is not complete and is qualified in its entirety to the full text of the Registration Rights Agreement, a copy of which is filed as an exhibit hereto.

Lock-Up/Leak-Out Agreement

The Issuer and Maistros entered into a Lock-Up/Leak-Out Agreement dated February 19, 2025 (the "Lock Up Agreement") pursuant to which Maistros agreed (i) not to sell its Common Shares that it acquired as part of the Business Combination for 120 days after the closing of the Business Combination, subject to certain exceptions, and (ii) during the 60 days after such 120-day period, Maistros may sell into the open markets on any trading day, in the aggregate, no more than the product of (x) 10% of the trading volume of Common Shares on the prior trading day as reported by Bloomberg times (y) the ratio of the number of shares received by Maistros as of the closing date of the Merger, divided by the number of closing date securities for all parties that signed agreements with similar leak-out terms. In addition, at any time beginning on the day the closing price of Common Shares is at least $2.29 per share (as adjusted for stock splits and the like) for any 10 trading days within any 30 trading day period following the closing of the Business Combination, Maistros may sell up to 25% of Maistros's Common Shares held on that date that it was otherwise restricted from selling. The foregoing description of the Lock Up Agreement is not complete and is qualified in its entirety to the full text of the Lock Up Agreement, a copy of which is filed as an exhibit hereto.

Amended and Restated Articles of Incorporation

In addition to the provisions described above, the Amended and Restated Articles of Incorporation of the Issuer also provide that, among other things, the written consent of Maistros shall be required for the following matters (in addition to any other consents or approvals required by law or the Amended and Restated Articles of Incorporation), so long as it maintains at least 15% of the voting stock of the Issuer:

(a) the entry by the Issuer or any of its subsidiaries into any Discriminatory Transaction (as defined therein);

(b) conducting or engaging in any business other than the business in which the Issuer and its subsidiaries are engaged as of the date of the Amended and Restated Articles of Incorporation and any business reasonably related or ancillary thereto;

(c) increasing or decreasing the total number of directors constituting the board of directors;

(d) merging or consolidating the Issuer or any subsidiary of the Issuer, or a redomiciliation, domestication or conversion of the Issuer or any subsidiary of the Issuer;

(e) incurring any indebtedness (whether being principal, premium, interest or other amounts) for or in respect of (i) money borrowed, (ii) receivables financing, (iii) liabilities under or in respect of any acceptance or acceptance credit or (iv) any bonds, notes, debentures, loan capital, certificates of deposit, loan stock or other like instruments or securities offered, issued or distributed whether by way of public offer, private placement, acquisition consideration or otherwise and whether issued for cash or in whole or in part for a consideration other than cash, in each case in excess of $300,000, or any amendment, waiver or refinancing thereof;

(f) issuing any voting equity securities to any person (except for equity securities of a subsidiary of the Issuer to the Issuer or to another direct or indirect wholly owned subsidiary of the Issuer), including securities that rank senior to any existing equity securities, including without limitation, in respect of dividend distributions and/or distributions upon the liquidation, winding up or dissolution of the Issuer or any subsidiary of the Issuer or any other circumstances, other than equity securities issued pursuant to the Issuer's equity incentive plan;

(g) unless otherwise approved pursuant to Article V of the Amended and Restated Articles of Incorporation (or any transaction described in Article V(a)-(c)), the entry by the Issuer or any subsidiary of the Issuer into any "related party transaction" as such term is used in Item 7.B. of Form 20-F;

(h) any transaction (including any merger or consolidation) the consummation of which would result in any other person (or, in the case of a merger or consolidation, the shareholders of such other person) becoming, directly or indirectly, the beneficial owner of more than 49% of the voting stock or equity securities (other than debt securities) of the Issuer (measured in the case of voting stock by voting power rather than number of shares);

(i) amending the Amended and Restated Articles of Incorporation, the Bylaws of the Issuer or other applicable organizational documents of the Issuer or any subsidiary of the Issuer (including by way of filing a statement of designation);

(j) dissolving, reorganizing, or filing for voluntary bankruptcy of, or the commencement of any similar proceeding with respect to, including the consent to any involuntary bankruptcy of, the Issuer or any subsidiary of the Issuer;

(k) amending or approving the equity incentive plan of the Issuer, unless such amendment or approval is authorized by a vote of at least two-thirds of members of the board of directors of the Issuer;

(l) any acquisition, disposition or other transfer (in one transaction or a series of related transactions) of any assets (including any equity securities of any subsidiary of the Issuer), business operations or securities (other than equity securities of the Issuer), with a fair market value of more than $1,000,000, but excluding any disposition by the Issuer to, or acquisition by the Issuer from or of, a wholly owned subsidiary of the Issuer, or any disposition that arises as a matter of law or occurs pursuant to a court order;

(m) any repurchase of equity securities of the Issuer or any of its subsidiaries (other than wholly owned subsidiaries) pursuant to a self-tender offer, stock repurchase program, open market transaction or otherwise other than a repurchase of equity securities of the Issuer from employees or former employees subject to the terms and conditions of employee stock plans or a purchase of equity securities of the Issuer from a Shareholder pursuant to the Shareholders Agreement;

(n) a change of the Issuer's or any subsidiary's policies concerning the need for board of directors approval intended or reasonably likely to circumvent any Shareholder's rights under the Amended and Restated Articles of Incorporation or under the Shareholders Agreement or the exercise thereof;

(o) the establishment of any committee (including the appointment of the members thereof) or any amendment to the charter of any committee of the board of directors of the Issuer or to any corporate governance guideline relating to any matter addressed by the Shareholders Agreement that would reasonably be expected to circumvent in any manner any Shareholder's rights hereunder or the exercise thereof;

(p) entering into, amending or terminating (other than termination by its terms) service contracts whose duration exceeds two years or the cost exceeds $200,000 (whether directly or in potential early termination fees);

(q) entering into, amending or terminating (other than termination by its terms) any hedging or derivative instruments or arrangements, including swaps, hedges, interest rates interest rate protection agreement, foreign currency exchange agreement, commodity price protection agreement, bunker/oil hedges, or other interest rate, currency exchange rate or commodity price hedging instrument or arrangement;

(r) issuing any preferred stock, par value $0.001 per share, of the Issuer; and

(s) entering into an agreement for, or committing to agree to take, or consenting to, any of the foregoing actions.

Rhea has the same consent rights above for so long as it maintains at least 15% of the voting stock of the Issuer.

In addition, until neither Maistros nor Rhea own at least 15% of the issued and outstanding voting stock of the Issuer, neither the Issuer, the board of directors of the Issuer nor any committee thereof shall, without the written consent of Maistros and Rhea, extend, declare or enter into any shareholder rights plan, rights agreement or any other "poison pill", "proxy put" or other antitakeover arrangement, if such plan or arrangement would restrict the Maistros, Rhea and their affiliates from acquiring, agreeing to acquire or making a proposal to acquire beneficial ownership of any equity securities of the Issuer. After Maistros and Rhea no longer hold at least 15% of the Issuer's issued and outstanding voting stock, neither the board of directors of the Issuer nor any committee there of shall, without the Shareholders' prior written consent, extend, declare or enter into any shareholder rights plan, rights agreement or any other "poison pill", "proxy put" or other antitakeover arrangement that would restrict the Shareholder or their respective affiliates from consummating, or that would otherwise be triggered by, certain offers to purchase all outstanding equity securities by any Shareholder or its respective affiliates.

The foregoing description of the Amended and Restated Articles of Incorporation of the Issuer is not complete and is qualified in its entirety to the full text of the Amended and Restated Articles of Incorporation of the Issuer, a copy of which is filed by the Issuer with the Securities and Exchange Commission.

General

The Reporting Persons acquired beneficial ownership of the securities described in this Schedule 13D in connection with the closing of the Business Combination and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent on the Reporting Persons' review of numerous factors, including, but not limited to, an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; the financial needs of the Reporting Persons; and other future developments. No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Common Shares at prices that would make the purchase of additional Common Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Common Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in Item 2 above is hereby incorporated herein by reference.

As of February 19, 2025, Mr. Marinakis may be deemed to beneficially own 26,238,379 Common Shares, which represent approximately 45.9% of Issuer's outstanding Common Shares, based on 57,102,585 Common Shares outstanding as of February 19, 2025 based on information received from the Issuer. These are the same Common Shares directly held by Maistros.

As of February 19, 2025, Maistros may be deemed to beneficially own 26,238,379 Common Shares, which represent approximately 45.9% of Issuer's outstanding Common Shares, based on 57,102,585 Common Shares outstanding based on information received from the Issuer as of February 19, 2025.

The terms of the Shareholders' Agreement may cause Rhea and Maistros to be deemed to have formed a Section 13(d) group with respect to their beneficial ownership of Common Shares. In that case, such group would be deemed to beneficially own an aggregate of 52,476,758 Common Shares for the purpose of Rule 13d-3 under the Securities Exchange Act of 1934, as amended. This would constitute approximately 91.9% of both the issued and outstanding Common Shares and total voting power of the Issuer as of February 19, 2025. The Reporting Persons disclaim that they have or share voting or investment power with respect to the entirety of that number of Common Shares. See the discussion of the Shareholders' Agreement in Item 4, which is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information set forth in Item 2, Item 3 and Item 5(a) above is hereby incorporated herein by reference.

Mr. Marinakis has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 26,238,379 Common Shares. Maistros has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 26,238,379 Common Shares.

As of the date of this filing, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 26,238,379 Common Shares, with the shared power to dispose or direct the disposition of such Common Shares.

Mr. Marinakis otherwise disclaims beneficial ownership over the shares beneficially owned by Maistros.
Transactions in the class effected during the past sixty days: Except for the agreements and transactions described in Item 4, none of the Reporting Persons has effected any transaction in the Common Shares of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as set forth above in Item 4 and this Item 5 and the Principal, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The responses to Items 3 and 4 of this Schedule 13D are incorporated herein by reference.

Except as disclosed in this Schedule 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement dated February 26, 2025 by and among the Reporting Persons.
Exhibit 99.2 Shareholders Agreement dated February 19, 2025 by and among the Issuer, Maistros and Rhea.
Exhibit 99.3 Registration Rights Agreement dated February 19, 2025 among the Issuer, Maistros and Rhea.
Exhibit 99.4 Lock-Up/Leak-Out Agreement dated February 19, 2025 between the Issuer and Maistros.
Exhibit 99.5 Business Combination Agreement, dated June 18, 2024, by and among MGO Global Inc., Heidmar Inc., the Issuer, HMR Merger Sub Inc. and the other parties thereto (incorporated by reference to Annex A of the Form F-4 registration statement filed by the Issuer with the Securities and Exchange Commission on December 20, 2024).
Exhibit 99.6 First Amendment to the Business Combination Agreement, dated December 17, 2024, by and among MGO Global Inc. and Heidmar Inc. (incorporated by reference to Annex A-1 of the Form F-4 registration statement filed by the Issuer with the Securities and Exchange Commission on December 20, 2024).
Exhibit 99.7 Second Amendment to the Business Combination Agreement, dated January 31, 2025, by and among MGO Global Inc. and Heidmar Inc. (incorporated by reference to Annex A-II of the Amendment No. 3 to Form F-4 registration statement filed by the Issuer with the Securities and Exchange Commission on February 3, 2025).

## Signatures
- Miltiadis Marinakis: /s/ Miltiadis Marinakis, Miltiadis Marinakis (02/26/2025)
- Maistros Shipinvest Corp.: /s/ Foteini-Eleni Kokoretsi, Foteini-Eleni Kokoretsi/President (02/26/2025)